UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of the Future Business or Management Plans (Fair Disclosure)

ø The following is a future plan, which may be subject to change.
1. Future Business Plans		Growing into a leading global LiB materials provider by establishing LiB materials full value chain and driving qualitative and quantitative growth
2. Details of plan and activity schedule	Purpose	In order to provide explanation on POSCO Group’s LiB materials business
Details of plan

☐  Mid-term Revenue Target for LiB Materials Business in 2030

- KRW 62 trillion (Based on aggregated basis, excluding stake investment in mines)

☐  Production Capacity Expansion Plans for major LiB Materials in 2030 (in thousand tons)

- Lithium : 423 thousand tons

- Nickel : 240 thousand tons (including secured volume by joint-developing precursor with nickel companies

- Recycle : 70 thousand tons

- Cathode materials : 1,000 thousand tons

- Anode Materials : 370 thousand tons

- Next-Generation : 9.4 thousand tons

☐  Strategy for LiB Materials Business

- Lithium : Successful market entry with existing investments made in salt lake and mines and continue to expand business by utilizing unconventional lithium resources

                : Early completion of brine lithium capacity of 100 thousand tons in Argentina by 2027 through the integration of phase 3 and phase 4.

- Nickel : Diversified nickel sourcing for a stable cathode supply network

- Recycle : Prepare to stay ahead in the market by localizing upstream and downstream processes and developing new technologies as recycling market is expected to show rapid growth

- Cathode materials : Achieve both qualitative and quantitative growth and diversify product portfolio to satisfy growing demands of customers

- Anode Materials : Establish production and sales system of all products associated with anode materials : natural graphite, artificial graphite and silicon.

- Next-Generation : Become the first-mover in the Next-Generation Battery industry

	Proposed schedule	Start date	-
		End date	December 31, 2030
	Expected investment amount (KRW)	-
Expected results

- Growing into a leading global LiB materials provider by establishing LiB materials full value chain and driving qualitative and quantitative growth

- Become global total solution provider of LiB materials

3. Potential difficulties in implementation		-
4. Date of board resolution (decision date)		July 11, 2023
5. Details of information released	Information providers	POSCO HOLDINGS IR Team
	Information recipients	Institutional investors and securities analyst
	Date & time of information released	July 11, 2023
	Title and place of event held	2023 LiB Materials Business Value Day (Art Hall, 4F West Wing, POSCO Center)
6. Contact points (Dept. name/tel.)		02-3457-5112
7. Other matters to be factored into investment decisions

1. Above 2. ‘Details of plan and activity schedule’ includes predictive information about the future and may vary depending on changes in the management environment and management plan

2. Above 4. ‘Decision date’ is information provision date

3. For more information, please refer to the attached file or our company website (https://www.posco-inc.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 12, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President